Exhibit 99.1

Sandstorm Gold Provides Corporate Update

VANCOUVER, April 2, 2015 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) is pleased to provide a progress update at various projects underlying the Company's streams and royalties.

SilverCrest Mines Renews 8 Year Mine Life at Santa Elena
SilverCrest Mines Inc. ("SilverCrest") has filed a Pre-Feasibility Study and Open Pit Resource Update, showing 8 years of silver and gold production at the Santa Elena mine in Mexico ("Santa Elena"). The resource update highlights a minimal decrease of overall Probable Reserves even after mining depletion that has occurred and decreased metal price assumptions (cut-off grade analysis).

Sandstorm is entitled to purchase 20% of the gold produced at Sanra Elena at a per ounce price of $350. When Sandstorm's attributable production from Santa Elena reaches 50,000 ounces of gold, the on-going per ounce payments will increase to US$450.

For more information on the SilverCrest update, visit www.silvercrestmines.com and see the press release dated March 31, 2015.

Primero Continues Exploration & Development at Black Fox
Primero Mining Corp. ("Primero") recently announced a 2015 exploration budget of US$12.3 million for the Black Fox Complex in Ontario, Canada ("Black Fox"). Exploration activities will include 105,000 metres of diamond drilling, with a focus to delineate the Upper Central zone, which has had limited drilling historically, infill the mineralization between the current 520 metre level and the identified mineralization to a depth of 800 metres, test the depth potential to 1,000 meters and further explore the Lower East zone. Exploration drifting will include a fifth drill bay on the 520 metre level exploration drift. This drift was designed so underground drilling could test for the extension of the mine at depth across the strike length of the property. Primero will continue to explore for potential east and west extensions of the Black Fox open-pit, currently expected to deplete in September 2015. Drilling results in 2014 from surface identified the Tamarack Gold zone, east of the current open-pit, and the 2015 drilling program will continue to infill this area. In addition, Primero released a comprehensive 2014 exploration summary for Black Fox as well as a year-end mineral reserves and mineral resources. For more information, visit the Primero website at www.primeromining.com and see press releases dated February 23, 2015 and March 18, 2015.

Primero has forecasted 75,000 to 85,000 ounces of gold production in 2015 from Black Fox, of which Sandstorm is entitled to purchase 8% at $518 per ounce.

Metanor Closes Equity Financing, Terms Out Convertible Debentures
Metanor Resources Inc. ("Metanor") recently announced the completion of a CAD$3 million private placement, of which CAD$1 million was used to repay a portion of its convertible debentures (CAD$9 million in principal remains outstanding). In addition, Metanor was able to extend the maturity date on the debentures by 24 months to August 22, 2017. The capital raise and maturity extension put Metanor in a better financial position as they continue to produce gold from the Bachelor Lake mine in Quebec ("Bachelor Lake").  Sandstorm has a gold stream to purchase 20% of the gold production at Bachelor Lake for US$500 per ounce.

For more information on Metanor and to see recent exploration results, visit the company website at www.metanor.ca.

Luna Gold Works Toward Refinancing, Redevelopment of Aurizona
Upon achievement of a successful refinancing and repayment of its financial obligations, Luna Gold Corp. ("Luna") intends to commence the redesign and redevelopment of the Aurizona project in Brazil ("Aurizona"). The redevelopment goal is to design and construct a crushing and grinding circuit to handle all the ore types which remain within the Aurizona resource. The expected capital requirements to implement this process plant facility are being reviewed and will be presented in an updated NI 43-101 technical report in due course.

In Q3 2015, Luna's exploration group plans to start exploration for additional ore resources within the nearby pit area and within the existing pit. The goal of this exploration program will be to provide greater confidence on the grade and material properties of the resources and also provide higher levels of confidence in these resources for the engineering designs. Additionally, Luna is contemplating to commence a 2.1 metre raise of the tailings dam facility. This tailings dam raise will provide greater flexibility to the mine operations group because of the larger water containing capacity and will also allow for the quicker restart of the mine.

For more information, visit the Luna website at www.lunagold.com.

True Gold Expects Gold Production within 10 Months of Project Re-commencement
Since True Gold Mining Inc. ("True Gold") temporarily suspended operations at its Karma project in Burkina Faso ("Karma") earlier in 2015, True Gold has engaged in productive discussions with leaders from government, traditional authorities, religious groups, and local businesses in order to ensure strong ties with all of its stakeholders. True Gold has been able to limit capital expenditures during the shutdown and remains fully funded to production with approximately US$40 million in cash on hand, US$42 million available from the Franco Nevada Corp. and Sandstorm financing package, which includes an option to draw up to an additional US$20 million. For more information visit the True Gold website at www.truegoldmining.com.

Sandstorm has a gold stream agreement to purchase 25,000 ounces of gold over five years and 1.625% of the gold produced thereafter from the Karma Project. Sandstorm will make ongoing payments of 20% of the spot price of gold for each ounce purchased from True Gold.

Canadian Zinc Provides Resource Update at Prairie Creek Mine
Canadian Zinc Corporation ("Canadian Zinc") recently reported an update of the Mineral Resources at its Prairie Creek zinc, lead, silver mine located in the Northwest Territories, Canada ("Prairie Creek"). Total Measured and Indicated Mineral Resource tonnages increased by 21% and total Inferred Resource tonnages increased by 13%. Sandstorm has a 1.2% net smelter return royalty on Prairie Creek and a right of first refusal on any future stream and royalty financings.

For more information, visit the Canadian Zinc website at www.canadianzinc.com and see the press release dated March 26, 2015.

Gold Royalties Acquisition Expected to Close in April
Gold Royalties has distributed the Management Information Circular for the Special Meeting of Shareholders related to the proposed arrangement with Sandstorm under which Sandstorm will acquire all of the issued and outstanding common shares of Gold Royalties. The meeting will be held on April 23, 2015 and the arrangement is expected to become effective on or about April 27, 2015.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 58 streams and royalties, of which 15 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: http://www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2014 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: CONTACT INFORMATION: Nolan Watson, President & CEO, 604 689 0234; Denver Harris, Investor Relations, 604 628 1178

CO: Sandstorm Gold Ltd.

CNW 09:14e 02-APR-15